# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galecto, Inc., CIK 0001800315
CUSIP: 36322Q107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 09/23/2025
Amends the filing with accession number 0001193125-20-286884
Filed by CIK 0001388325
Persons authorized to receive notices and communications: Barbara Fiorini, Novo Holdings A/S, Tuborg Havnevej 19, Hellerup, Denmark (G7), DK-2900, 45 3527 6592

## Reporting persons
- Novo Holdings A/S (CIK 0001388325): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); source of funds: working capital (WC); sole voting power 86,579; shared voting power 0; sole dispositive power 86,579; shared dispositive power 0; aggregate amount beneficially owned 86,579 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Galecto, Inc.
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 5, 2020, and amended on September 30, 2022, June 24, 2024 and January 16, 2025 (as amended, the "Statement") by Novo Holdings A/S. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the "Foundation"), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies, currently comprised of Novo Nordisk A/S and Novozymes A/S (trade name: Novonesis A/S), and is responsible for managing the Foundation's assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Amendment No. 4.
Residence or business address:
The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Amendment No. 4.
Present principal occupation or employment: Novo Holdings A/S, a holding company that is responsible for managing the Foundation's assets, provides seed and venture capital to development stage companies and invests in well established companies within the life science and biotechnology sector. The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.
Criminal convictions in the last five years: Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I has been convicted in any criminal proceedings.
Civil proceedings (securities laws) in the last five years: Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Denmark

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Novo Holdings A/S beneficially owns 86,579 shares of Common Stock representing approximately 6.5% of the Issuer's outstanding shares of Common Stock, based upon 1,324,560 shares of the Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on the updated Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.
Transactions in the class effected during the past sixty days:
Except as described below, Novo Holdings A/S has not effected any transactions in the Issuer's Common Shares within the past 60 days and neither the Foundation nor any person listed on the updated Schedule I has effected any transactions in the Issuer's Common Shares within the past 60 days.

On September 23, 2025, Novo Holdings A/S sold an aggregate of 13,334 shares of Common Stock in open market transactions at prices ranging from $4.00 to $4.85 (weighted average sales price of $4.2295 per share).
Other persons with the right to receive dividends or sale proceeds: Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule I

## Signatures
- Novo Holdings A/S: /s/ Barbara Fiorini, By Barbara Fiorini, General Counsel, Finance & Operations (09/25/2025)